UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

R New Ventures, Inc.

(Name of Small Business Issuer in its charter)

Nevada	20-5108971
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

159 South 975 West
Mapleton, Utah	84664
(Address of principal executive offices)	(Zip Code)

801.358-5094

(Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 par value

(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

R New Ventures, Inc. (the "Company" or the "Registrant") was incorporated in the State of Nevada on June 23, 2006. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination and has made no efforts to date to identify a possible business combination.  As a result, the Company has not conducted any negotiations nor entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company.

(b) Business of Issuer

The Company, based on proposed business activities, is a “blank check” company.  The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations.  Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.  Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business.  The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of the officers and directors of the Registrant.  The Registrant has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities.  In its efforts to analyze potential acquisition targets, the Registrant will consider the following kinds of factors:

(1)  Potential for growth, indicated by new technology, anticipated market expansion or new products;

(2)  Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(3) Strength and diversity of management, either in place or scheduled for recruitment;

(4)  Capital requirements and anticipated availability of required funds, to be provided by the Registrant or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(5)  The cost of participation by the Registrant as compared to the perceived tangible and intangible values and potentials;

(6)  The extent to which the business opportunity can be advanced;

(7)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(8)  Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Due to the Registrant’s limited capital available for investigation, the Registrant may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

FORM OF ACQUISITION

The manner in which the Registrant participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Registrant and the promoters of the opportunity, and the relative negotiating strength of the Registrant and such promoters.

It is likely that the Registrant will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Registrant.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity.  If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares.  Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity.  This could result in substantial additional dilution to the equity of those who were stockholders of the Registrant prior to such reorganization.

The present stockholders of the Registrant will likely not have control of a majority of the voting shares of the Registrant following a reorganization transaction.  As part of such a transaction, all or a majority of the Registrant's directors may resign and new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding shares.  The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.  Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable.  Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Registrant of the related costs incurred.

We presently have no employees apart from our management.  Our officer and sole director is engaged in outside business activities and he will devote to our business very limited time until a potential acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to security holders.

(1) The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2) The Company will file reports with the SEC.  The Company will be a reporting company and will comply with the requirements of the Exchange Act.

(3) The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business.  The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through borrowings from our stockholders, management or other investors.

During the next 12 months we anticipate incurring costs related to:

(1)  filing of Exchange Act reports, and

(2)  costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned to us or invested in us by our stockholders, management or other investors.

The Company may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital.  In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our officer and sole director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us.  Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings.  In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies.  In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization.  This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky.  Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation.  Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock.  Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

• Continuing Operational Expenses for the Period ended December 31, 2006

Because we currently do not have any business operations, we have not had any revenues from inception through the period ended December 31, 2006. Total expenses for the period ended December 31, 2006 were $4,914. These expenses constituted organizational expenses and general and administrative expenses.

• Liquidity and Capital Resources

The Company does not have any revenues from any operations absent a merger or other combination with an operating company and no assurance can be given that such a merger or other combination will occur or that the Company can engage in any public or private sales of the Company’s equity or debt securities to raise working capital. The Company is dependent upon future loans from its present stockholders or management and there can be no assurances that its present stockholders or management will make any loans to the Company. The Company issued 10,000,000 shares of common stock in June, 2006, for aggregate cash consideration of $10,000.  The Company issued 1,700,000 shares of common stock in March 2007, for aggregate cash consideration of $1,700. At December 31, 2006, the Company had cash of $5,227, and total current liabilities of $0.

• Commitments

We do not have any commitments which are required to be disclosed in tabular form as of December 31, 2006.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

• There may arise conflicts of interest between our management and our non-management stockholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors.  A conflict of interest may arise between our management’s personal pecuniary interest and its fiduciary duty to our stockholders.  Further, our management’s own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.  In addition, Joseph Nemelka, our President, CEO, and sole director, is currently involved with another blank check company, and may in the future be involved with other blank check companies; and conflicts may arise in the pursuit of business combinations with such other blank check companies.  If we and the other blank check companies that our officer and sole director is and may become affiliated with desire to take advantage of the same opportunity, the then current officers and directors that are affiliated with both companies would abstain from voting upon the opportunity.  In the event of identical officers and directors, the officers and directors will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.  We cannot assure you that conflicts of interest between management and stockholders will not develop.

• Our business is difficult to evaluate because we have no operating history.

Since the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination.  The Company has had no recent operating history nor any revenues or earnings from operations since inception.  We have no significant assets or financial resources.  We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity.  We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

• There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination.  We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities.  A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us.  Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

• Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment.  The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity.  While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion.  In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

• The Company has no existing agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity.  No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination.  Management has not identified any particular industry or specific business within an industry for evaluation.  We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

• Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company’s affairs in total.  Joseph Nemelka, President and CEO, has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future.  This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

• The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition.  The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition.  Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

• The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

• Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States.  These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences.  Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

• There is currently no trading market for our common stock.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

• The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

• Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations.  We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

• The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Articles of Incorporation authorize the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 5,000,000 shares of preferred stock.  Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

• The Company has conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

• Because we may seek to complete a business combination through a "reverse merger", following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

• We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

• There is no public market for our common stock, nor have we ever paid dividends on our common stock.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

• Authorization of preferred stock.

Our Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

• This Registration Statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Registration Statement, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Registration Statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Registration Statement or to reflect the occurrence of unanticipated events.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any property. The Company utilizes the office space and equipment of Joseph Nemelka, President and CEO, at no cost on a month to month basis.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of April 30, 2007, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Joseph Nemelka (1) 159 South 975 West Mapleton, Utah 84664	10,000,000	85.4701%

(1) Mr. Nemelka is President, CEO and the sole director of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

A. Information regarding our officers and directors are as follows:

Name	Age	Position(s)

Joseph Nemelka	38	President, CEO, Secretary, Treasurer and Sole Director

Joseph Nemelka.  Joseph Nemelka has served as President, CEO, Secretary/Treasurer and Sole Director of the Company since inception of the Company.  Mr. Nemelka is a founder of Medical Imaging Solutions, LLC, dba Professional Radiology Solutions (“PRS”).  Mr. Nemelka has serviced as CEO of PRS since 2004.  PRS offers solutions that help small and medium-sized hospitals, specialty clinics and imaging centers improve the standard of patient care through the acquisition of medical equipment, nighthawk and overread services, and workflow consulting. Prior to founding PRS, Mr. Nemelka founded technology solutions provider Integr8ted Technology Solutions, LLC. Prior to Integr8ted, Mr. Nemelka was a full-time advisor to eGS living in London (UK). He represented the National Information Consortium (NIC) in a joint venture between a Swiss venture capital firm ETF Group, London-based venture development organization Vesta Group, and NIC in the creation and the initial operations of eGS. Previous to that, Mr. Nemelka served as the Executive Vice-President, Market Development for NIC. He also served as Chief Executive Officer and director of their subsidiary, Utah Interactive, Inc. Prior to becoming an officer of NIC, Mr. Nemelka was President of their Market Development division. Additionally, he served as President and Chief Executive Officer of Arkansas Information Consortium, Inc. Mr. Nemelka holds a B.A. in political science from Brigham Young University and a J.D. degree from the University of Kansas School of Law.

The term of office of each officer and director is one year, or until their successors are duly elected and qualified.

B. Significant Employees. None.

C. Family Relationships. None.

D. Involvement in Certain Legal Proceedings.  There have been no events under any bankruptcy act, no criminal proceedings, and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company currently has no qualified financial expert and believes that it has insufficient activities to justify hiring such an expert at this time, however the Company has engaged an outside independent auditor.

PRIOR BLANK CHECK COMPANY EXPERIENCE

As indicated below, members of the management also serve as officers and directors of:

Name	Filing Date Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
IPO Alternative, Inc.	January 16, 2007	Effective	000-52196	None.	Mr. Nemelka is the President, Secretary, CFO and sole Director of IPO Alternative, Inc.

ITEM 6. EXECUTIVE COMPENSATION.

None of the Company's officers or directors has received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intends to devote more than a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of the then current members of our management for the purposes of providing services to the surviving entity. However, the Company has a policy whereby the offer of any post-transaction employment to members of management is not to be a consideration in our decision whether to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this Item, or otherwise.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Company utilizes the office space and equipment of its chief executive officer at no cost. Management estimated such amounts to be nominal.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) Common or Preferred Stock.

The Company is authorized by its Articles of Incorporation to issue an aggregate of 105,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.001 per share (the "Common Stock") and 5,000,000 are shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of April 30, 2007, 11,700,000 shares of Common Stock were issued and outstanding. As of April 30, 2007, no shares of Preferred Stock were outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10-SB.

(b) Debt Securities. None.

(c) Other Securities to be Registered. None.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information. The Company's Common Stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception and through the date of this filing.

(b) Holders. As of April 30, 2007, there were seven (7) record holders of 11,700,000 shares of the Company's Common Stock.

(c) Dividends. The Registrant has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant's business.

ITEM 2. LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and the Registrant does not know nor is it aware of any legal proceedings threatened or contemplated against it.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Registrant issued 10,000,000 shares of Common Stock in June, 2006, to Joseph Nemelka (who is the officer and director of the Registrant), for aggregate cash consideration of $10,000. The Registrant issued an additional 1,700,000 shares of Common Stock in March 2007, to six stockholders, for aggregate cash consideration of $1,700.  The Registrant sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

All purchasers represented in writing that they acquired the securities for their own accounts. A legend is required to be placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Additionally, all purchasers acknowledged in their applicable stock subscription agreement that their shares of Common Stock may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes (“NRS”) 78.138(7) states that unless otherwise provided by the NRS or the applicable articles of incorporation, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS 78.7502 provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, if they are not liable pursuant to NRS 78.138, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

The Company's Articles of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by applicable law, each person that is or was a director, officer, employee, agent or fiduciary of the Company.

Chapter 78 of the NRS permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

○ any breach of the director's duty of loyalty to the corporation or its stockholders;

○ acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

○ payments of unlawful distributions to stockholders in violation of NRS 78.300; or

○ any transaction from which the director derived an improper personal benefit.

The Company's Articles of Incorporation provides that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising pursuant to those four items set forth in the previous paragraph. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

PART F/S

INDEX TO FINANCIAL STATEMENTS

____________________________________________________

R NEW VENTURES, INC.

[A Development Stage Company]

FINANCIAL STATEMENTS

December 31, 2006

CONTENTS

PAGE

—

Report of Independent Registered Public Accounting Firm

F-1

—

Balance Sheet, December 31, 2006

F-2

—

Statement of Operations, from inception on

June 23, 2006 through December 31, 2006

F-3

—

Statement of Stockholders’ Equity, from

inception on June 23, 2006 through

December 31, 2006

F-4

—

Statement of Cash Flows, from inception on

June 23, 2006 through December 31, 2006

F-5

—

Notes to Financial Statements

F-6

—

Unaudited Condensed Balance Sheet, March 31, 2007

F-9

—

Unaudited Condensed Statements of Operations, for the

three months ended March 31, 2007 and from inception

on June 23, 2006 through March 31, 2007

F-10

—

Unaudited Condensed Statements of Cash Flows, for the

three months ended March 31, 2007 and from inception

on June 23, 2006 through March 31, 2007

F-11

—

Notes to Unaudited Condensed Financial Statements

F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of R New Ventures, Inc.

I have audited the accompanying balance sheet of R New Ventures, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from inception on June 23, 2006 through December 31, 2006.  These financial statements are the responsibility of the company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R New Ventures, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company has incurred losses since inception and has no on-going operations, which raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Michael J. Larsen, PC

Salt Lake City, Utah

April 30, 2007

R NEW VENTURES, INC.

[A Development Stage Company]

BALANCE SHEET

ASSETS
December 31
2006
CURRENT ASSETS:
Cash	$5,227

Total Current Assets	5,227

Total Assets	$5,227

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$-

Total Current Liabilities	-

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $.001 par value,
100,000,000 shares authorized,
10,000,000 shares issued and
outstanding	10,000
Capital in excess of par value	-
Deficit accumulated during the
development stage	(4,773)

Total Stockholders' Equity	5,227

Total Liabilities and Stockholders’ Equity	$5,227

The accompanying notes are an integral part of this financial statement.

R NEW VENTURES, INC.

[A Development Stage Company]

STATEMENT OF OPERATIONS

From Inception
on June 23,
2006 through
December 31,
2006

REVENUE	$-

EXPENSES:
General and administrative	4,914

LOSS BEFORE OTHER INCOME	(4,914)

OTHER INCOME:
Interest Income	141

Total Other Income	141

LOSS BEFORE INCOME TAXES	(4,773)

CURRENT TAX EXPENSE	-

DEFERRED TAX EXPENSE	-

NET LOSS	$(4,773)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(.00)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	10,000,000

The accompanying notes are an integral part of this financial statement.

R NEW VENTURES, INC.

[A Development Stage Company]

STATEMENT OF STOCKHOLDERS' EQUITY

FROM THE DATE OF INCEPTION ON JUNE 23, 2006

THROUGH DECEMBER 31, 2006

						Deficit
						Accumulated
					Capital in	During the
	Preferred Stock		Common Stock		Excess of	Development
	Shares	Amount	Shares	Amount	Par Value	Stage

BALANCE, June 23, 2006	-	$-	-	$-	$-	$-

Shares issued for cash at $.001
per share, June 2006	-	-	10,000,000	10,000	-	-

Net loss for the period ended
December 31, 2006	-	-	-	-	-	(4,773)

BALANCE, December 31, 2006	-	$-	10,000,000	$10,000	$-	$(4,773)

The accompanying notes are an integral part of this financial statement.

R NEW VENTURES, INC.

[A Development Stage Company]

STATEMENT OF CASH FLOWS

From Inception
on June 23,
2006 Through
December 31,
2006

Cash Flows From Operating Activities:
Net loss	$(4,773)
Adjustments to reconcile net loss to net cash
used by operating activities:
Changes in assets and liabilities:
Increase in accounts payable	-

Net Cash Used by Operating Activities	(4,773)

Cash Flows From Investing Activities	-

Net Cash Provided (Used) by Investing Activities	-

Cash Flows From Financing Activities:
Shareholder advance	425
Repayment of shareholder advance	(425)
Proceeds from common stock issuance	10,000

Net Cash Provided by Financing Activities	10,000

Net Increase in Cash	5,227

Cash at Beginning of Period	-

Cash at End of Period	$5,227

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-
Income taxes	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:
For the period ended December 31, 2006:
None

The accompanying notes are an integral part of this financial statement.

R NEW VENTURES, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – R New Ventures, Inc. (“the Company”) was organized under the laws of the State of Nevada on June 23, 2006.  The Company was organized as a potential public merger vehicle and plans to acquire, or merge with a targeted operating business that is seeking public company status.

The Company, at the present time, has not commenced operations and is defined by the SEC as a shell company.  A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either 1) no or nominal assets, or 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has not generated any revenues and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.  The Company has, at the present time, not paid any dividends, and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated by management.

NOTE 2 - CAPITAL STOCK

Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.  No shares are issued and outstanding at December 31, 2006.

Common Stock - The Company has authorized 100,000,000 shares of common stock with a $.001 par value.

In June 2006, the Company issued 10,000,000 shares of its previously authorized but unissued common stock for cash.  Proceeds from the sale of stock totaled $10,000 (or $.001 per share).

R NEW VENTURES, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.  The Company has available at December 31, 2006, a net operating loss carryforward of approximately $4,800 which may be applied against future taxable income and which expires in 2026.

The amount of and ultimate realization of the benefits from the net operating loss carryforward for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the net operating loss carryforward, the Company has established a valuation allowance equal to the tax effect of the net operating loss carryforward and, therefore, no deferred tax asset has been recognized for the net operating loss carryforwards.  The net deferred tax asset is approximately $720 as of December 31, 2006, with an offsetting valuation allowance of the same amount.  The change in the valuation allowance for the period ended December 31, 2006 is approximately $720.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and has no on-going operations.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation - The Company has not paid any compensation to its officers and directors.

Office Space - The Company has not had a need to rent office space.  An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no cost to the Company.

Shareholder advance - In June 2006, a shareholder of the Company advanced $425 to the Company and was repaid in July 2006.  At December 31, 2006, the Company owed the shareholder $0.

R NEW VENTURES, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SUBSEQUENT EVENTS

In March 2007, the Company issued 1,700,000 shares of its previously authorized but unissued common stock for cash.  Proceeds from the sale of stock totaled $1,700 (or $.001 per share).

R NEW VENTURES, INC.

[A Development Stage Company]

UNAUDITED CONDENSED BALANCE SHEET

ASSETS

March 31,
2007

CURRENT ASSETS:
Cash	$5,227
Prepaid expense	1,500

Total Current Assets	6,727

Total Assets	$6,727

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$-

Total Current Liabilities	-

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $.001 par value,
100,000,000 shares authorized,
11,700,000 shares issued and
outstanding	11,700
Capital in excess of par value	-
Deficit accumulated during the
development stage	(4,973)

Total Stockholders' Equity	6,727

Total Liabilities and Stockholders’ Equity	$6,727

The accompanying notes are an integral part of this financial statement.

R NEW VENTURES, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

		From Inception
	For the three	on June 23,
	months ended	2006 through
	March 31,	March 31,
	2007	2007

REVENUE	$-	$-

EXPENSES:
General and administrative	250	5,164

LOSS BEFORE OTHER INCOME	(250)	(5,164)

OTHER INCOME:
Interest Income	50	191

Total Other Income	50	191

LOSS BEFORE INCOME TAXES	(200)	(4,973)

CURRENT TAX EXPENSE	-	-

DEFERRED TAX EXPENSE	-	-

NET LOSS	$(200)	$(4,973)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(.00)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	10,140,556

The accompanying notes are an integral part of these financial statements.

R NEW VENTURES, INC.

[A Development Stage Company]

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

		From Inception
	For the three	on June 23,
	months ended	2006 Through
	March 31,	March 31,
	2007	2007

Cash Flows From Operating Activities:
Net loss	$(200)	$(4,973)
Adjustments to reconcile net loss to net cash
used by operating activities:
Changes in assets and liabilities:
(Increase) in prepaid expenses	(1,500)	(1,500)

Net Cash Used by Operating Activities	(1,700)	(6,473)

Cash Flows From Investing Activities	-	-

Net Cash Provided (Used) by Investing Activities	-	-

Cash Flows From Financing Activities:
Shareholder advance	-	425
Repayment of shareholder advance	-	(425)
Proceeds from common stock issuances	1,700	11,700

Net Cash Provided by Financing Activities	1,700	11,700

Net Increase in Cash	-	5,227

Cash at Beginning of Period	5,227	-

Cash at End of Period	$5,227	$5,227

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:
For the period ended March 31, 2007:
None

The accompanying notes are an integral part of these financial statements.

R NEW VENTURES, INC.

[A Development Stage Company]

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2007 and for the periods then ended have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2006 audited financial statements.  The results of operations for the period ended March 31, 2007 are not necessarily indicative of the operating results for the full year.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and has no on-going operations.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - CAPITAL STOCK

In March 2007, the Company issued 1,700,000 shares of its previously authorized but unissued common stock for cash.  Proceeds from the sale of stock totaled $1,700 (or $.001 per share).

NOTE 4 - INCOME TAXES

The Company has available at March 31, 2007, a net operating loss carryforward of approximately $5,000 which may be applied against future taxable income and which expires in 2026 and 2027.  The net deferred tax asset from the net operating loss carryforward is approximately $750 as of March 31, 2007, with an offsetting valuation allowance of the same amount.  The change in the valuation allowance for the three-month period ended March 31, 2007 is approximately $30.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description

3.1	Articles of Incorporation
3.2	By-Laws

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2007	R New Ventures, Inc.
By: /s/ Joseph Nemelka Name: Joseph Nemelka Title: President and CEO